February 27, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Attention:        Ms. Amy Moss Trombly
                           Stop 3-11

         Re:      First Banks, Inc.
                  Schedule 13E-3 Filed February 8, 1996
                  SEC File No.: 5-44569


Dear Ms. Trombly:

         On behalf of our client, First Banks, Inc. ("First Banks") and its wholly owned subsidiary CCB Bancorp Inc., we are filing herewith Amendment No. 1 to the above-captioned Transaction Statement on Schedule 13E-3 (the "Transaction Statement"). By letter dated February 23, 1996, the staff (the "Staff") of the Securities and Exchange Commission commented upon the Transaction Statement.

         Set forth below, in bold italicized print, are such comments followed by First Banks' and CCB's responses thereto, in regular print. Unless otherwise indicated, capitalized terms used herein have the meaning ascribed to them in the Transaction Statement. We are providing members of the Staff, as indicated below, courtesy copies of this letter and the accompanying Amendment No. 1 marked to show all changes made to the Transaction Statement as originally filed. Page references herein are to the pages in the courtesy copies of Amendment No. 1.

General
1. Include the financial information required by Instruction 2 to Rule 13e-3(e) in the document disseminated to shareholders.

         Item 14 of the Transaction Statement has been amended to include the financial information required by Instruction 2 to Rule 13e-3(e) in the document disseminated to shareholders. (Pages 20 and 21)

Item 7.  Purposes, Alternatives, Reasons and Effects.
2. Reference is made to paragraph (d). Please discuss all material factors contributing to the increase in book value and net earnings from September to December 1995. Additionally, the staff notes in the September 30, 1995 Form 10-Q that the net loss to date was (3,190,000). Please reconcile this difference with the Schedule 13e-3.

         Item 7(d) of the Transaction Statement has been revised to include a discussion of all material factors contributing to the increase in book value and net earnings from September to December 1995. We note, in this regard, that the amount of the net earnings (losses) of the Company has been revised to read $(3,190,000) for the nine months ended September 30, 1995 and $(3,604,000) for the year ended December 31, 1995. (Pages 9 and 10)

 3. Reference is made to the last sentence in the eighth paragraph in this section. Please remove the implication that shareholders cannot rely on the federal tax information provided.

         The last sentence in the new ninth paragraph of Item 7 has been deleted. (Page 10).

4. Please address the federal tax implications of shareholders exercising their right to dissent.

         A discussion of the federal tax implications of shareholders exercising their right to dissent has been added to the new ninth paragraph of
         Item 7. (Page 10).

Item 8. Fairness  of the  Transaction.
5. The staff notes that the fairness opinion primarily uses September 30, 1995 information. Supplementally advise the staff, in light of the substantial increase in book value as of December 1995, what consideration has been given to obtaining a new fairness opinion. Further,disclose whether the increase in book value impacted the fairness determination.

         As discussed in the response to Comment No. 2, above, the increase in the book value per share of Company Common from September 30, 1995 to December 31, 1995 was due primarily to the conversion of $2.4 million of the Debenture into Company Common. The Findley Group was aware of the Debenture conversion and, as discussed in the Transaction Statement, provided the Company with an opinion as to the fairness to shareholders from a financial standpoint of setting the conversion price of the Debenture at $0.05 per share. Accordingly, First Banks and CCB do not believe that a new fairness opinion is necessitated by the differential in the Septmeber 30 and December 31 book value amounts. A discussion of the effect of the increase in book value upon the determination by the Company, First Banks and CCB of the fairness of the Merger Consideration is set forth in Item 8(b) of the Transaction Statement. (Pages 12 and 13).

6. Provide a detailed discussion of each factor considered by each filing person in making their fairness determination and how such factor impacted the fairness determination. Quantify, to the extent practicable, each factor considered. For example, quantify the current and historical market prices.

         Item 8(b)has been revised to include a detailed discussion of each factor considered by the Company, CCB and First Banks in making their fairness determination and how such factor affected the fairness determination. (Pages 11 - 13)

7. Provide the disclosure required by Items 8(c) and (d). If the answer is in the negative, so state. Further, disclose the basis for fairness in the absence of such procedural safeguards.

         Items 8(c) and (d) have been revised to provide the required disclosure. A discussion of the basis for fairness in the absence of such procedural safeguards is set forth in Item 8(d). (Pages 13 and 14)

Item 13. Other Provisions  of  the  Transaction.

8. Please provide a cite to the relevant statute(s) regarding the shareholders' right to dissent.

        Item 13 has been revised to provide a cite to Chapter 13 of the California Corporations Code. (Page 18)

                                 *       *        *

     Please direct any inquiries to the undersigned at (314) 444-7651 or to Timothy E. Kastner of this office at (314) 444-7808.

                                        Sincerely,



                                        Leonard J. Essig




Attachments

cc:      Allen H. Blake,
         First Banks, Inc.

         Thomas C. Erb, Esq.
         Timothy E. Kastner, Esq.












                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                 Amendment No. 1
                                       to
                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                   QCB BANCORP
                              (Name of the Issuer)

                                FIRST BANKS, INC.
                                CCB BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                     (None)
                      (CUSIP Number of Class of Securities)

               Allen H. Blake                Thomas C. Erb, Esq.
               Senior Vice President         Lewis, Rice & Fingersh, L.C.
               First Banks, Inc.             500 North Broadway, Suite 2000
               11909 Olive Boulevard         St. Louis, Missouri 63102
               St. Louis, Missouri 63141     (314) 444-7600
               (314) 995-5700
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):
 a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
 b. [ ] The filing of a registration statement under the Securities Act of 1933.
 c. [ ] A tender offer.
 d. [X] None of the above.

 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Item 1.  Issuer and Class of Security Subject to the Transaction.

         (a) The name of the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is QCB Bancorp (the "Company"). The address of the Company is 4201 Long Beach Boulevard, Long Beach, California 90807. The Company is the bank holding company parent and sole shareholder of Queen City Bank, N.A., Long Beach, California ("Queen City Bank").


         (b) The class of securities that is the subject of the Rule 13e-3 transaction is the Company's common stock, no par value per share ("Company Common"). As of November 30, 1995, 49,673,596 shares of Company Common were issued and outstanding, and there were 444 holders of record of Company Common as of September 30, 1995.

     (c) There is currently no established market for shares of Company Common (excluding limited or sporadic quotations).

         (d) The Company has paid no dividends with respect to shares of Company Common during the past two years. The ability of the Company to pay dividends to its shareholders is subject to the restrictions set forth in the California Corporation Code (the "California Code"). The California Code provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The California Code further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally are as follows: (i) the corporation's assets equal at least 1
1/4 times its liabilities; and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets equal at least 1 1/4 times its current liabilities. As of December 31, 1994 and September 30, 1995, the Company reported negative retained earnings and then did not meet these tests and was not legally permitted to pay dividends. Upon conversion of the Debenture (as defined below), the Company now has positive retained earnings and would legally be permitted to pay a dividend to the extent of such retained earnings.

         The Company was also unable to pay dividends because the source of funds for such a dividend would have had to come from a dividend paid by Queen City Bank to the Company. Queen City Bank has been restricted from paying any dividends by an agreement with the OCC, although this restriction has recently been lifted. In addition, the Company's and Queen City Bank's policy has been to retain earnings and not to pay dividends. Further, as a bank holding company, the Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco (the "Reserve Bank"). Due to the marginal financial condition of Queen City Bank, the Reserve Bank, by letter dated September 30, 1994, imposed a number of restrictions on the activities and operations of the Company, including, among other matters, prohibiting the Company from paying any dividends or repurchasing any of its stock without prior Reserve Bank approval.

         (e) None of the Company, CCB Bancorp, Inc., Santa Ana, California ("CCB") (which owns approximately 96.6% of the issued and outstanding shares of Company Common), or First Banks, Inc., St. Louis, Missouri ("First Banks") (which is the sole shareholder of CCB) has made an underwritten public offering of shares of Company Common for cash during the past three years which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

         (f) Pursuant to a Debenture Purchase and Operating Agreement (the "Debenture Agreement"), dated March 21, 1995, between First Banks and Company, First Banks acquired, on July 21, 1995, from Company and subsequently transferred to CCB, a debenture (the "Debenture") in the original principal amount of $5,528,082. The Debenture, together with any accrued but unpaid interest thereon, is convertible into shares of Company Common at any time in the sole discretion of the holder thereof and at a conversion price based upon the book value per share of Company Common. On November 30, 1995, CCB converted $2.4 million of principal and accrued interest of the Debenture at a conversion price of $0.05 per share, into 48.0 million shares of Company Common.


Item 2.  Identity and Background.

         (a) through (g) This statement is filed by First Banks, which is a Missouri corporation, and CCB, which is a Delaware corporation. First Banks is a registered bank and savings and loan holding company with subsidiary banks and savings associations located in California, Illinois, Missouri and Texas. The address of First Banks is 135 North Meramec Avenue, Clayton, Missouri 63105. The controlling shareholders of First Banks are (i) Mary W. Dierberg and James F. Dierberg, II, trustees under the living trust of James F. Dierberg, II, dated July 24, 1989, (ii) Mary W. Dierberg and Michael James Dierberg, trustees under the living trust of Michael James Dierberg, dated July 24, 1989, (iii) Mary W. Dierberg and Ellen C. Dierberg, trustees under the living trust of Ellen C. Dierberg, dated July 17, 1992, and (iv) James F. Dierberg, trustee of the James
F. Dierberg living trust,  dated October 8, 1985. Mr. James F. Dierberg and Mrs.

Mary W.  Dierberg  are husband  and wife,  and Messrs.  James F.  Dierberg,  II,
Michael James Dierberg and Miss Ellen C. Dierberg are their children (the "Dierberg Family").

         The directors and executive officers of First Banks are as follows:

     James F. Dierberg   Chairman of the Board of Directors,  President and
                         Chief Executive Officer

     Allen H. Blake      Senior Vice President,  Chief Financial  Officer,
                         Secretary and Director

     John A. Schreiber   Senior Vice President, Chief Lending Officer

     Thomas A. Bangert   Vice President,  Senior  Operations  Officer

     Laurence J. Brost   Vice President, Controller

     Mark T. Turkcan     Senior Vice President, Retail and Mortgage Banking

     Donald W. Williams  Senior Vice President, Chief Credit Officer

     Donald Gunn, Jr.    Director

     George Markos       Director

         CCB is a registered bank holding company that owns 100% of the issued and outstanding common stock of First Bank & Trust, Santa Ana, California, a California-chartered bank ("First Bank & Trust"), and approximately 96.6% of the issued and outstanding common stock of the Company. The address of CCB is 2900 South Harbor Boulevard, Santa Ana, California 92704. All of the issued and outstanding capital stock of CCB is owned by First Banks.

         The directors and executive officers of CCB are as follows:

         Donald W. Williams  Chairman of the Board of Directors, Chief Executive
                             Officer, President

         James F. Dierberg   Director

         Messrs. Williams and Dierberg are Directors of the Company

         The information required by this Item 2 with respect to First Banks, CCB, the Dierberg Family and each of the above-named persons is attached hereto as Exhibit 2, and is incorporated herein by this reference. The information disclosed in Exhibit 2 is included pursuant to General Instruction D to Schedule 13E-3.


Item 3.  Past Contacts, Transactions or Negotiations.

         On January 27, 1995, the Company and First Banks executed a letter of intent under which First Banks agreed in principle to contribute $5,000,000 to the Company in exchange for a convertible debenture to be issued by the Company. The transaction was to take effect pursuant to a definitive agreement to be negotiated between the parties, and, on March 21, 1995, First Banks and the Company executed the Debenture Agreement. The transaction contemplated by the Debenture Agreement was subject to a number of conditions, which included the requirement that the Company obtain the approval of its shareholders and that the parties obtain the prior regulatory approval of the Board of Governors of the Federal Reserve System. On July 21, 1995, First Banks and the Company consummated the transactions contemplated by the Debenture Agreement, and the Company issued to First Banks the Debenture in the original principal amount of $5,528,082. The additional $528,082 investment represented the amount of principal and accrued interest outstanding on two debentures, issued by the Company and held by Raymond Heady and David Goren, which were retired pursuant to the Debenture Agreement. Messrs. Heady and Goren were directors of the Company who resigned upon the closing of the transactions contemplated by the Agreement.

         The Debenture bears interest at 1 1/2% above the "Current Prime Rate" (as defined below), adjusted quarterly, with a maximum rate of 10%. The "Current Prime Rate" is defined as the rate published in the "Money Rates" table in the Wall Street Journal as the base rate on corporate loans posted by at least 75% of the nation's thirty largest banks. If multiple prime rates are quoted in the table, the lowest prime rate will be the Current Prime Rate. In the event that the prime rate is no longer published in the Money Rates table, then the Board of Directors of Company will choose a substitute Current Prime Rate based upon comparable information. Interest is payable when, in the sole discretion of Company's Board of Directors, Company has sufficient funds available to make such payments, and the payments would comply with all applicable legal and regulatory requirements. For the period beginning January 1, 1996, the interest rate on the Debenture was 10%.

         The Debenture is not registered or transferable by the holder without the prior consent of Company, except for certain limited transfer rights to affiliates of First Banks. On September 30, 1995, First Banks assigned the Debenture to CCB.

         The Debenture, together with any accrued but unpaid interest thereon, is convertible into shares of Company Common at any time in the sole discretion of its holder at a conversion price based upon the book value per share of the Company Common. The initial conversion price of the Debenture was $1.10 per share, based on the September 30, 1994 book value of Company of $2.03 per share. This conversion price adjusts proportionately to the extent that the book value of the Company Common declines below $2.03 per share. As of September 30, 1995, the book value of Company was ($0.28) per share. In light of this negative book value per share (which would have resulted, upon conversion of the Debenture, in CCB effectively acquiring 100% of the Company Common and leaving the pre-existing shareholders of the Company with no value in their shares) and CCB's desire to convert a portion of the Debenture to Company Common, CCB and Company agreed to execute an Amendment No. 1 to QCB Bancorp Debenture on November 15, 1995 (collectively with the Debenture, the "Debenture") to set the conversion price at $0.05 per share if and when the book value of the Company Common was equal to $0.00 or less. The Findley Group, Anaheim, California ("The Findley Group"), an independent consulting firm and investment banking company specializing in the banking industry, rendered an opinion, a copy of which is attached hereto as Exhibit 3, that a conversion price of $0.05 per share was fair, from a financial point of view, to the holders of Company Common. On
November 30, 1995, CCB converted $2.4 million of the principal and accrued interest on the Debenture into 48.0 million shares of Company Common, resulting in CCB owning 96.6% of the issued and outstanding shares of Company Common.

         None of the officers or directors of First Banks or CCB have acquired any shares of Company Common since January 1, 1994, the commencement of the second full fiscal year preceding the date of this Schedule except as follows:
(1) pursuant to a Stock Option Agreement, dated September 9, 1994, by and between the Company and Fred D. Jensen, President and Chief Executive Officer, the Company awarded Mr. Jensen options to purchase 30,000 shares of Company Common at an exercise price of $1.00 per share; (2) pursuant to a Stock Option Agreement, dated October 27, 1994, by and between the Company and Terrance M. McCarthy, Executive Vice President and Senior Credit Officer, the Company awarded Mr. Jensen options to purchase 25,000 shares of Company Common at an exercise price of $1.22 per share; and (3) on May 12, 1995, Mr. Jensen acquired 1,000 shares of Company Common at a price of $1.00 per share for the purpose of satisfying his obligation under federal banking law to own qualifying shares of Company Common in connection with his service as a member of the board of directors of Queen City Bank. Messrs. Jensen and McCarthy are now directors and officers of First Bank & Trust in addition to their service to the Company. The strike price of stock options is currently well in excess of the current fair value of Company Common.

Item 4.  Terms of the Transaction.

         At a meeting held on December 20, 1995, the Board of Directors of CCB adopted resolutions pursuant to section 1110 of the California Corporations Code (the "California Code") and section 253 of the General Corporation Law of Delaware authorizing the "short-form" merger of the Company with and into CCB. At a meeting also held on December 20, 1995, the Board of Directors of the Company adopted similar resolutions approving the fairness of the consideration to be received for each share of Company Common not owned by CCB. Pursuant to these resolutions, the Company and CCB have entered into an Agreement and Plan of Merger, dated December 20, 1995 (the "Merger Agreement") (a copy of which is attached hereto as Exhibit 4), providing for the merger of the Company with and into CCB.

         Pursuant to the Merger Agreement and the corporate laws of California and Delaware, the Company will merge with and into CCB (the "Merger"), with CCB being the surviving entity of the Merger and the corporate identity and existence of the Company, separate and apart from CCB, will cease on consummation of the Merger. At the effective time of the Merger (the "Effective Time") each share of Company Common issued and outstanding immediately prior to the Effective Time and held of record by persons other than CCB will be converted into the right to receive cash in the amount of $0.06 (the "Merger Consideration"). At the Effective Time, all of the shares of Company Common, by virtue of the Merger and without any action on the part of the holders thereof, will no longer be outstanding and will be canceled and retired and will cease to exist, and each holder, other than CCB, of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of
Company Common (the "Certificates") will thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates to Boatmen's Trust Company, St. Louis, Missouri, which will act as the exchange agent (the "Exchange Agent") in the Merger. The issued and outstanding shares of the capital stock of CCB will be unaffected by the Merger.


Item 5.  Plans or Proposals of the Issuer or Affiliate.

         As described above, CCB has determined to cause the merger of the Company with and into CCB, which will terminate the existence of the Company as a separate entity and will, as an effect of the Merger, terminate the Company's obligation to file reports under the Exchange Act. CCB has also determined to cause the merger of Queen City Bank with and into First Bank & Trust (the "Bank Merger"). The Bank Merger, however, will take place after the Merger of the

Company with and into CCB, provided the Bank Merger has received prior regulatory approval from the FDIC and California Department of Banking.


Item 6.  Source and Amounts of Funds or Other Consideration.

         CCB will finance the acquisition of the shares of Company Common not already held by CCB through internal sources. No part of such funds is, or is expected to be, directly or indirectly borrowed.

         CCB anticipates that it will incur expenses of approximately $25,000 in connection with the Merger, including legal fees of approximately $10,000, appraisal fees of approximately $6,500 and printing and mailing fees of approximately $4,000.

         Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         (a) The objectives of CCB in causing the Merger are to (i) acquire the entire equity interest in the Company and (ii) create operational efficiencies and economies of scale by eliminating many of the duplicative administrative and operational expenses associated with maintaining separate corporate and banking entities. The Company has functioned in the past as the holding company for Queen City Bank. This function now substantially duplicates the function of CCB but provides no benefit to First Banks and CCB; it does, however, result in certain costs that, in the absence of the minority shareholder interest, could be eliminated. These costs include costs associated with staff, franchise tax, audit expense and federal and state securities law compliance, as well as the necessity of maintaining certain corporate procedures such as shareholder meetings, separate year-end audits and communications with shareholders.

         The Merger will also facilitate the Bank Merger by causing Queen City Bank and First Bank & Trust to become wholly owned subsidiaries of CCB. The Bank Merger will also create operational efficiencies and economies of scale by eliminating many of the duplicative administrative and operational expenses associated with maintaining separate banking entities. Queen City Bank and First Bank & Trust operate in relatively close geographic proximity; by merging these banks, CCB and First Bank & Trust expect to realize significant savings.

         (b) and (c) CCB and the Company have determined that a statutory short form merger would be the most efficient method of achieving the purposes discussed above and that delaying the Merger beyond the first quarter of 1996 would substantially reduce the amount of cost savings that could otherwise be realized. The parties considered alternative means to accomplish the purposes of the Merger but do not believe that alternative structures would accomplish such purposes in a timely and efficient manner. The primary alternatives considered were a standard, "long-form" merger of the Company and CCB and a reverse stock split. Each of theses alternatives is discussed briefly below.

         Long-Form Merger. A standard, long-form merger under the California Code would require the approval of the shareholders of the Company at a meeting called for the purpose of considering such merger. As the long-form merger would require the Company to undertake the expense of calling and holding the shareholders' meeting to vote upon the merger and the results of the vote (in light of CCB's ownership interest) would be a foregone conclusion, CCB and the Company determined to pursue a short-form merger. As discussed in more detail below, the right of the shareholders of the Company to dissent from the Merger remains available notwithstanding the lack of a shareholder vote thereon.

         Reverse Stock Split. In a reverse stock split, the interest of the Company's minority shareholders would be acquired by CCB pursuant to an amendment to the Company's Certificate of Incorporation to reduce the number of issued and outstanding shares of Company Common such that all existing minority shareholders of the Company would own less than one full share of Company
Common. CCB would then distribute cash for the resulting fractional share interests. The necessary amendment to the Company's Certificate of Incorporation would require the approval of the Company's shareholders. As with the long-form merger, the Company would be required to undertake the expense of calling and holding the shareholders' meeting to vote upon the merger, and the results of the vote (in light of CCB's ownership interest) would be a foregone conclusion. The shareholders of the Company, however, would not have dissenters' rights. In light of the expense of calling and holding the required shareholders' meeting and the absence of any formalized procedure to be followed by shareholders who may object to the reverse split, CCB and the Company determined not to undertake a reverse stock split.


         (d) As described above, upon consummation of the Merger, the corporate identity and existence of the Company, separate and apart from CCB, will cease, and CCB will acquire the entire equity interest in the Company and achieve the purposes of the Merger described above. Accordingly, CCB will hold a 100% interest in the net book value and net earnings (losses) of the Company, which as of September 30, 1995 were $(470,000) and $(3,190,000), respectively, and as of December 31, 1995 were $2,207,000 and $(3,604,000), respectively. The improvement in operating results for the fourth quarter of 1995 (although still a loss of $414,000), in comparison to the nine month period ended September 30, 1995, relates primarily to a decrease in the amount of the required provision for loan losses for the three months ended December 31, 1995. For the fourth quarter of 1995, this amount was $129,000, in comparison to an average of $583,000 for each of the preceding three quarters. The increase in the net book value of the Company is attributable primarily to the capital contribution from CCB of $2.4 million in connection with the partial conversion of the Debenture and the resulting application of purchase accounting adjustments in light of the 96.6% interest in the Company acquired in connection with the conversion. In addition, QCB incurred a net loss of $178,000 for the period subsequent to the acquisition of QCB for the month ended December 31, 1995. The excess cost over the net assets acquired was $465,000 and is being amortized over 10 years.


         CCB estimates that, upon consummation of the Merger, it will achieve savings within a range of approximately $200,000 to $400,000 annually.

         Also as described above, upon consummation of the Merger, each share of Company Common issued and outstanding immediately prior to the Effective Time and held of record by persons other than CCB will be converted into the right to receive the Merger Consideration. The following description of the federal income tax consequences of the Merger is included solely for the general information of the shareholders of the Company. The tax consequences for any particular shareholder may be affected by matters not discussed herein, and shareholders should consult their personal tax advisors in determining the consequences of the application of state and local tax law.


         The conversion of shares of Company Common into the right to receive the Merger Consideration pursuant to the Merger will be a taxable transaction for federal income tax purposes. Each holder of shares of Company Common will recognize gain or loss upon the surrender of that shareholder's Company Common equal to the difference, if any, between (i) the sum of the cash payment of $0.06 per share received in exchange for the shares of Company Common and (ii) that shareholder's tax basis in the shares of Company Common. Holders of shares of Company Common who exercise their right to dissent from the Merger will recognize gain or loss equal to the difference, if any, between (i) the sum of the cash payment received by the shareholder in exchange for his or her shares of Company Common upon a final determination of the fair market value of such shares and (ii) that shareholder's tax basis in the shares. Any gain or loss will be treated as a capital gain or loss if the Company Common exchanged was held as a capital asset in the hands of the shareholder.

         The cash payments due to the holders of shares of Company Common upon the exchange thereof pursuant to the Merger (other than certain exempt entities and persons) will be subject to a backup withholding tax at the rate of 31% under federal income tax law unless certain requirements are met. Generally, the Exchange Agent will be required to deduct and withhold the tax on cash payments due at the Effective Time if (i) the shareholder fails to furnish a taxpayer identification number ("TIN" the TIN of an individual shareholder is his or her Social Security number) to the Exchange Agent or fails to certify under penalty of perjury that such TIN is correct; (ii) the Internal Revenue Service ("IRS") notifies the Exchange Agent that the TIN furnished by the shareholder is incorrect; (iii) the IRS notifies the Exchange Agent that the shareholder has failed to report interest, dividends or original issue discount in the past; or
(iv) there has been a failure by the shareholder to certify under penalty of perjury that such shareholder is not subject to the backup withholding tax. Any amounts withheld by the Exchange Agent in collection of the backup withholding tax will reduce the federal income tax liability of the shareholders from whom such tax was withheld.


Item 8.  Fairness of the Transaction.

         (a) The Company and CCB believe that the Merger is fair to shareholders of the Company, and the boards of directors of each of CCB and the Company have unanimously approved the Merger, with no member of any of the foregoing boards dissenting or abstaining from voting on the Merger.


         (b) The Company, CCB and First Banks considered a number of factors in determining the fairness of the Merger Consideration. The most significant of these factors was the conclusion in the opinion of The Findley Group that the fair value of the shares of Company Common held by persons other than CCB would be $0.06 per share. The Company, CCB and First Banks consider The Findley Group to be an experienced analyst of the California banking market. In reviewing The Findley Group's report, the Company, CCB and First Banks noted the conclusions reached using (1) the "premium on deposits" approach to valuing Queen City Bank and (2) the "multiple of book value" approach taking into account the Company's and Queen City Bank's troubled financial condition. The Company, CCB and First Banks noted that the premium on deposits approach to valuing Queen City Bank would be similar to assessing Queen City Bank's liquidation value and that valuing the Company on the basis of the liquidation of Queen City Bank was reasonable in light of the losses incurred by Queen City Bank and the Company over the three most recent fiscal years that severely depleted the Company's and Queen City Bank's net worth.

         The Company, CCB and First Banks also agreed with the conclusion of The Findley Group that, in determining the value of the Company, the amount of the Company's liabilities separate from those of Queen City Bank (primarily the remaining unconverted portion of the Debenture and the "Directors Debentures" discussed in the response to Item 10) should be deducted from the value of Queen City Bank.

         In addition to the conclusions contained in the opinion, the Company, CCB and First Banks reviewed certain additional factors, as follows:

         Market value. The Company, CCB and First Banks noted that the historical market value of shares of Company Common since January 1, 1993 ranged, after adjusting for stock splits and stock dividends declared by the Company, from a high of $3.25 per share in the second and third quarters of 1993 to a low of $0.50 in the third quarter of 1994. It was also noted that, due to the very few transactions in shares of Company Common during the past year, it was difficult to assess the current market value of such shares and that the most recent price at which shares of Company Common were traded was $1.00 per share, although this transaction took place for the sole purpose of satisfying regulatory requirements regarding Mr. Jensen's qualifying shares as a director of Queen City Bank. In light of the thinly traded nature of shares of Company Common and the fact that the historical market prices of shares of Company Common occurred prior to the inception of the Company's financial difficulties, the market value of shares of Company Common (including the market values of such shares in the absence of proceeds of the Debenture purchase), as indicated by trades of such shares in the seconday market, was not a significant factor in the determination of the fairness of the Merger Consideration.

         Book value. The Company, CCB and First Banks also considered the historical and current book values of shares of Company Common (including book values of such shares in the absence of proceeds of the Debenture purchase). In this regard, it was noted that the book value per share of Company Common declined from $3.80 at December 31, 1993, to $1.21 at December 31, 1994 and to $(0.28) at September 30, 1995 (the most recent quarter end prior to the partial conversion of the Debenture). Further, although the book value increased to

$0.05 as of December 31, 1995, the increase in such value is due almost entirely to the conversion of $2.4 million of the Debenture, and the proceeds of the Debenture conversion constitute the entire net worth of the Company. CCB and First Banks note that, although the $0.06 per share Merger Consideration is only slightly higher than the December 31, 1995 book value per share, the book value would continue to be negative if the Debenture had not been purchased and and subsequently converted. The relationship of the Merger Consideration to the book value per share of Company Common was a significant factor in the determination by the Company, CCB and First Banks of the fairness of the Merger Consideration, especially when the book value per share is calculated without regard to the proceeds of the Debenture conversion.

         Price per share paid by CCB. The final factor considered by the Company, CCB and First Banks in determining the fairness of the Merger Consideration was the price paid for shares of Company Common by CCB upon partial conversion of the Debenture. In light of the negative book value of shares of Company Common, the calculation of the conversion price per share contained in the Debenture as originally issued by the Company would effectively have given CCB the ability to convert the Debenture into 100% of Company Common, leaving the public shareholders of the Company with no value for their shares. CCB offered to mitigate this effect by setting the conversion price at $0.05 per share if the book value per share of Company Common was less than $0.00. It was noted that the Merger Consideration of $0.06 per share was higher than the $0.05 per share price at which CCB converted a portion of the Debenture and was also significantly higher than the price at which CCB would have been entitled to convert the Debenture had CCB not offered to adjust the conversion price. The relationship of the Merger Consideration to the price per share at which CCB converted the Debenture was a significant factor in the determination by the Company, CCB and First Banks of the fairness of the Merger Consideration.


         In reaching its determination as to the fairness of the Merger, none of the Company, First Banks or CCB assigned any relative or specific weights to the foregoing factors, and individual members of the boards of directors of these entities may have given differing weights to different factors.

         (c) Section 1110 of the California Code expressly authorizes "short-form" mergers of one corporation with another corporation (or a subsidiary thereof) that controls at least 90% of the stock of the first corporation. Under such circumstances, the merger may be effected pursuant to a resolution of the board of directors of the parent corporation and without a vote of the shareholders of either corporation. The minorityshareholders of the Company, however, are afforded dissenters' rights. As such, the Merger has not been structured so that approval of at least a majority of the holders of Company Common other than CCB is required. CCB also notes that the shareholders of the Company approved the Debenture Agreement and the issuance of the Debenture thereunder at the Company's 1995 Annual Meeting of Shareholders (the "Shareholders' Meeting"), which was held on May 23, 1995. The proxy solicitation materials provided to shareholders in connection with the Shareholders' Meeting disclosed that (i) if First Banks became the owner of more than 90% of the Company Common, First Banks would be able to effect a short form merger of the Company, under section 1110 of the California Code, without the approval of the minority shareholders of the Company and (ii) the shareholders of the Company at the time of the Shareholders' Meeting may not have another opportunity to vote upon the issue of whether the Company should be acquired.


         (d) A majority of the directors of QCB who are not employees of the Company or affiliates of First Banks or CCB (the "Independent Directors") voted to retain The Findley Group to prepare a report concerning the fairness of the Merger. The Independent Directors did not retain The Findley Group or any other person to act solely on behalf of holders of shares of Company Common for the purpose of negotiating the terms of the Merger.

         Although the terms of the Merger were not negotiated by a person acting solely on behalf of unaffiliated shareholders and will not be subject to a vote of such shareholders, First Banks and CCB believe the terms of the Merger are fair to shareholders for the reasons set forth in the response to Item 8(b) above, including, in particular, the conclusions set forth in the report of The Findley Group. First Banks and CCB also note that shareholders of the Company have the right to dissent from the Merger notwithstanding the lack of a shareholder vote thereon.

         (e) A majority of Independent Directors voted to approve the Merger at the meeting of the Board of Directors of the Company on December 20, 1995.

         (f) First Banks and CCB believe that no firm offers for a merger or other extraordinary transactions with respect to the Company have been made (other than the Merger) in the past 18 months.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         (a) and (b) The Independent Directors retained The Findley Group to provide an opinion as to the fairness to the Company's shareholders, from a financial point of view, of establishing the conversion price of the Debenture at $0.05 per share and, in connection therewith, to provide a valuation to the shares of Company Common not held by CCB. No limitations were imposed by First Banks, CCB or the Company, or any of their affiliates, with respect to the opinion to be rendered, although The Findley Group was not authorized to solicit other potential purchasers for the Company or Queen City Bank. For The Findley Group's services to the Company, the Company has agreed to pay The Findley Group a fee of $6,500.

         The Findley Group's principals and affiliated companies have been banking consultants in California since 1956. The sole shareholder and
Co-Director of The Findley Group, Gary Steven Findley, is a registered investment advisor with the Commission and the California Department of Corporations and a practicing attorney specializing in the representation of banking institutions. Mr. Findley also edits The Findley Reports and the California Banking Newsletter and Directors' Compass, a newsletter covering mergers and acquisitions of California financial institutions. The Findley Group and its affiliates have been a principal source for fairness opinions in California banking transactions, having provided, in the past five years, stock valuation opinions and consulting services in over 30 banking transactions involving mergers, acquisitions and changes in control. No principal, staff-member, or any affiliate of The Findley Group currently owns any shares beneficially or of record of Company Common, nor are such persons affiliated in any way with the Company.

         The following summary of the Findley Group's report is qualified in its entirety by reference to the full text of the report which is attached hereto as
Exhibit 8.

         The basic data supporting the opinions of the Findley Group are as of September 30, 1995, supported with financial and operating information for Queen City Bank and the Company as of October 31, 1995. The Findley Group also reviewed the Debenture Agreement, recent securities and bank regulatory filings made by the Company and Queen City Bank, reports of examination of the Bank and the Company prepared by the Office of the Comptroller of the Currency and the Federal Reserve Bank of San Francisco, respectively, and certain other materials. In addition, The Findley Group personnel have had conversations with members of the senior management of the Company and Queen City Bank. The Findley Group also reviewed Queen City Bank's outstanding loans and other assets, the status of any other bank regulatory criticisms of Queen City Bank's operations and internal controls, and all other factors that could inhibit or restrict Queen City Bank in its operations or performance that would be relevant to The Findley Group's analysis and valuation.

         In its opinion, The Findley Group observed that certain factors that influenced the pricing of bank stock, including the recent increase in the failure of banking institutions operating in California, the authority of federal bank regulatory agencies to influence and affect bank operations, and the increase in costs associated in complying with federal banking laws. The Findley Group also considered the nature of the business of the Company and Queen City Bank, the financial history of Queen City Bank, local and general economic factors, regulatory restraints and handicaps imposed by federal banking regulators, the current and future marketability of the Company's stock, and the securities market marketing histories and experience of comparable banks, bank holding companies and banking institutions.

         In reaching its conclusion as to the value of the shares of Company Common held by unaffiliated shareholders of the Company, The Findley Group first determined, in light of the Company's position as essentially a shell company whose only significant asset was the capital stock of Queen City Bank, the reasonable market value of Queen City Bank as a whole. The Findley Group employed three basic approaches to determine the acquisition value of Queen City
Bank: premium on deposits, multiple of equity return and multiple of book value.


         Premium on Deposits. The premium on deposits approach treats the approximate market value of the assets and deposit liabilities as added or deducted value factors to Queen City Bank's capital accounts. This factor is unique to banking and is primarily identified with a liquidation value. The Findley Group concluded, using the premium on deposits approach, that the acquisition value of Queen City Bank would be approximately $6,748,000.


         Multiple of Equity Return. As the Company and Queen City Bank have experienced a negative return on equity over the past several years, The Findley Group concluded that the multiple of equity return approach could not be used as part of a valuation of Queen City Bank.

         Multiple of Book Value. The multiple of book value approach is based upon the purchase prices and multiples of book values of comparable transactions recently consummated or in the process of consummation. Recent bank acquisitions in California reviewed by The Findley Group indicated that the average multiple of book value for banks was approximately 1.46 and the median was approximately
1.40. The Findley Group determined that a multiple factor of 1.45 would be a fair representation of the current values of sound, healthy and profitable banks.

         In light of Queen City Bank's troubled financial condition, however, The Findley Group also reviewed the stock acquisition prices paid for California banks with loan and operating problems and determined that such prices varied between 0.33 and 1.10 as a multiple of book value. After comparing acquisitions of comparable banks with classified assets of over 100% of shareholder equity and loan loss reserves and a listing of market value to book value for financial institutions with similar operating problems as the Company and Queen City Bank, The Findley Group concluded that Queen City Bank, absent the significant capital infusion resulting from the issuance of the Debenture, would have no earnings potential and would be a candidate for receivership and a complete loss of the Company's shareholders equity and that a multiple of book value factor of 1.10 for Queen City Bank would be applicable and reasonable due to its condition. Using this approach, The Findley Group determined that the acquisition value of Queen City Bank as of September 30, 1995 would be $6,501,000.

         Based upon the evaluation of the three methods of valuation described above, The Findley Group concluded that the valuation of the entirety of Queen City Bank would be approximately $6,700,000. After taking into account the fact that the Queen City Bank is the only significant asset of the Company and the extent of the Company's liabilities separate from those liabilities of Queen City Bank, The Findley Group concluded that the value of the Company's shareholders equity is $2,865,000 and that the value of the shares held by the unaffiliated shareholders of the Company would be 3.347% of such amount (i.e., the approximate pro rata interest of such shareholders relative to CCB's approximate 96.6% interest), or approximately $96,000 or $0.06 per share after the payment of all liabilities.

         (c) A copy of the report of The Findley Group is available for inspection and copying at the principal executive office of the Company, 4201 Long Beach Boulevard, Long Beach, California, and at the principal executive office of CCB Bancorp, 2900 South Harbor Boulevard, Santa Ana, California, during regular business hours by any interested shareholder of the Company or a representative of such a shareholder who has been so designated in writing.

Item 10.  Interest in Securities of the Issuer.

         (a)  CCB  owns  of  record   48,000,000   shares  of  Company   Common,
representing approximately 96.6% of the issued and outstanding shares of such stock. In addition, CCB continues to hold the unconverted portion of the Debenture, with a principal amount of $3,329,516.43, and First Banks holds additional debentures acquired from certain directors of Company (the "Director Debentures"), with a principal amount of $500,000 and accrued but unpaid interest of approximately $46,164. The Director Debentures were issued by Company in December 1994 and are convertible into Company Common at a price based upon the book value per share of Company Common. Company does not have a sufficient number of authorized but unissued shares of Company Common Stock to permit the conversion of a material amount of the remaining, unconverted portion of the Debenture or of the Director Debentures.

         (b) All transactions in the shares of the Company Common effected by First Banks and CCB during the past 60 days are described in the responses to
Item 1(f), above.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

         Other than as described in this transaction statement and the remaining, unconverted principal amount of the Debenture and the accrued but unpaid interest thereon, there is no contract, arrangement, understanding or relationship (whether or not legally enforceable) in connection with the Merger between First Banks or CCB, any of the directors or executive officers or shareholders of First Banks or CCB and any other person with respect to any securities of the Company.

     Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction.

         (a) As the transaction discussed herein will be a merger pursuant to the corporation laws of the States of California and Delaware, all of the shares of Company Common held by persons other than CCB will be converted into the right to receive cash in the amount of $0.06 per share. First Banks and CCB do not anticipate that any of the directors or any executive officer, director or affiliate of the Company will dissent from the Merger.

         (b) The Board of Directors of the Company, including a majority of the Independent Directors, have approved the Merger.

Item 13.  Other Provisions of the Transaction.


         (a) Under the  Chapter  13 of  California  Code (Cal. Corp. Code,
Title 1, Division 1, Chap. 13), holders of shares of Company Common have the right to dissent from the Merger and obtain payment of the value of their shares of Company Common. If any such shareholder wishes to do so, he or she must make a written demand for purchase of his or her shares in cash that is received by the Company or its transfer agent within 30 days after the mailing of a notice of the Merger required under the California Code. The demand must include a statement of the price which claimed to be the fair market value of the shares of Company Common, and certificates for such shares must be delivered to the Company or its transfer agent within the same 30 day period so that the certificate may be stamped as representing dissenting shares and returned to the shareholder. If the Company and the shareholder do not agree on the price per share of Company Common, the shareholder must file suit in the appropriate California superior court for a determination of the price. In certain cases, the corporation can be required to pay the shareholder's attorneys and appraiser fees. Such suit must be filed within 6 months after the mailing of the notice described above. If the Company and the shareholder agree on a price or if a price is fixed by the court, the shareholder must surrender his or her share certificate in order to receive payment for such shares.


         THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF THE CALIFORNIA CORPORATIONS CODE RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS OF QCB BANCORP, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE, WHICH IS ATTACHED HERETO AS EXHIBIT 13.


         (b) First Banks and CCB have not made any arrangement to allow unaffiliated shareholders to obtain access to corporate files of the Company or to obtain counsel or appraisal services at the expense of First Banks, CCB or the Company.

         (c) The Merger does not contemplate the exchange of debt securities for equity securities of the Company.

Item 14.  Financial Information.

         (a) The Company's audited financial statements for the fiscal years ended December 31, 1994 and December 31, 1993 are incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994. The Company's unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings per share amounts for the period ended September 30, 1995 are incorporated herein by reference to the Company's Quarterly report on Form 10-Q for the period ended September 30, 1995. The foregoing filings of the Company are incorporated herein by reference pursuant to General Instruction D to Schedule 13 E-3.

         The following summary presents selected consolidated historical data for the Company:


                                                   Year Ended December 31,
                                                    1995     1994     1993
                                                 (unaudited)
                                          (in thousands, except per share data)

Income Statement
  Net interest income                              3,173     4,323     4,951
  Provision for possible
    loan losses                                    1,879     2,327     1,324
  Noninterest income                               1,153     1,503     2,659
  Noninterest expense                              6,119     6,968     7,388
  Net loss                                        (3,604)   (3,449)     (934)

Balance Sheet
  Investment securities                           10,781    12,046    14,255
  Loans, net                                      33,062    45,446    59,603
  Total assets                                    54,790    66,281    86,640
  Total deposits                                  48,171    62,890    79,578
  Shareholders' equity                             2,292     2,022     6,367

Per Share
  Average number of shares
    outstanding                                5,673,596 1,673,596  1,673,596
  Net loss per share                               (0.07)    (2.06)    (0.56)




                                              Nine Months Ended September 30,

                                                    1995     1994
                                                     (unaudited)
                                          (in thousands, except per share data)

Income Statement
  Net interest income                               2,463    3,288
  Provision for possible
    loan losses                                     1,750    1,881
  Noninterest income                                  901    1,206
  Noninterest expense                               4,812    4,944
  Net loss                                         (3,190)  (2,295)

Balance Sheet
  Investment securities                            10,610   14,244
  Loans, net                                       35,977   48,921
  Total assets                                     58,176   77,552
  Total deposits                                   52,162   73,555
  Shareholders' equity                              (470)    3,379

Per Share
  Average number of shares
    outstanding                                1,673,596 1,673,596
  Net loss per share                               (1.91)    (1.36)



         The Company has incurred a net loss of $3.6 million and $3.4 million for the years ended December 31, 1995 and 1994, respectively, and $3.2 million and $2.3 million for the nine months ended September 30, 1995 and 1994, respectively. The fixed charges, consisting of interest expense, was $308,000 and $173,000 for the year ended December 31, 1995 and for the nine months ended September 30, 1995, respectively. The fixed charges are not significant in comparison to the net losses incurred for those same periods. Accordingly, the ratio of earnings (loss) to fixed charges has not been provided as it is not meaningful.

         The book value per share as of December 31, 1994 was $1.21 and as of September 30, 1995 was $(0.28).

         (b) As the Company will be the disappearing entity in the Merger, pro forma data disclosing the effect of the Merger on its balance sheet, statement of income, earnings per share amounts, ratio of earnings to fixed charges and book value per share is not provided.

Item 15.  Persons and Assets Employed, Retained or Utilized.

         (a) No officer, employee, class of employees or corporate asset of the Company has been or is proposed to be employed, availed of or utilized by First Banks, CCB or the Company in connection with the Merger. Messrs. Fred D. Jensen and Terrance M. McCarthy, both of whom are executive officers of the Company and Queen City Bank, have been appointed officers and members of the Board of Directors of First Bank and Trust.

         (b) No persons shall be employed, retained or compensated by First Banks or CCB, or by any person on behalf of First Banks or CCB, to make solicitations or recommendations in connection with the Merger.

Item 16.  Additional Information.

         On July 31, 1995,  First Banks filed with the Commission a statement on
Schedule 13D reporting consummation of the transactions contemplated by the Debenture Agreement and First Banks' acquisition of the Debenture. On December 8, 1995, First Banks filed with the Commission an Amendment No. 1 to such
Schedule 13D to report the conversion of a portion of the Debenture. The Company files periodic reports and other information with the Commission pursuant to the Securities Exchange Act of 1934 relating to its business, financial statements and other matters. This statement and the exhibits thereto, First Banks' statement on Schedule 13D, the Amendment No. 1 to Schedule 13D and the exhibits thereto, as well as reports and other information of the Company may be inspected at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Office in New York (Suite 1300, 7 World Trade Center, New York, New York 10048), and copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at proscribed rates.

Item 17.  Material to be Filed as Exhibits.
   Exhibit No.                                                Description
        2           Identity and Background of First Banks, Inc., CCB Bancorp,
                    Inc. and Affiliates
        3           Opinion of The Findley Group on the Conversion Price of the
                    Debenture
        4           Agreement and Plan of Merger
        8           Opinion of the Findley Group on the Value of Shares of the
                    QCB Bancorp Common Stock
        13          Chapter 13, California Corporations Code

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                FIRST BANKS, INC.



                                                     By:/s/Laurence J. Brost
                                                     Name:Laurence J. Brost
                                                     Title:Controller

Date:  February 27, 1996


                                CCB BANCORP, INC.



                                                     By:/s/Allen H. Blake
                                                     Name: Allen H. Blake
                                                     Title:Secretary

Date:  February 27, 1996

                                  Exhibit Index

Exhibit No.                  Description                            Page

         2             Identity and Background of First Banks,        *
                       Inc., CCB Bancorp, Inc. and Affiliates

         3             Opinion of The Findley Group on the            *
                       Conversion Price of the Debenture

         4             Agreement and Plan of Merger                   *

         8             Opinion of the Findley Group on the Value      *
                       of Shares of the QCB Bancorp Common Stock

         13            Chapter 13, California Corporations Code       *


--------------------

* Previously filed.